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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934


                                  ViaSat, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  92552V100
                ------------------------------------------------
                               (CUSIP Number)

                                 Andrew Raab
                              FPR Partners, LLC
                       199 Fremont Street, Suite 2500
                           San Francisco, CA  94105
                              (415) 284-8888
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                               March 2, 2020
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
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CUSIP NO. 92552V100                                             Page 2 of 8
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   FPR Partners, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [x]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			6,831,134
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
			6,831,134
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,831,134
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0% (1)
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14. TYPE OF REPORTING PERSON

    IA
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(1) Based upon shares outstanding as of January 24, 2020, as reported by the
    Issuer on Form 10Q for the quarterly period ending December 31, 2019.

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                                SCHEDULE 13D
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CUSIP NO. 92552V100                                             Page 3 of 8
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Andrew Raab
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [x]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,831,134
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
			0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,831,134
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,831,134
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0% (1)
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14. TYPE OF REPORTING PERSON

    IN
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(1) Based upon shares outstanding as of January 24, 2020, as reported by the
    Issuer on Form 10Q for the quarterly period ending December 31, 2019.

                                SCHEDULE 13D
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CUSIP NO. 92552V100                                             Page 4 of 8
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1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Bob Peck
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [x]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,831,134
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
			0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,831,134
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,831,134
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0% (1)
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14. TYPE OF REPORTING PERSON

    IN
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(1) Based upon shares outstanding as of January 24, 2020, as reported by the
    Issuer on Form 10Q for the quarterly period ending December 31, 2019.

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CUSIP NO. 92552V100                                             Page 5 of 8
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Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, par value of $0.0001 per share (the "Common Stock"), of ViaSat, Inc., a Delaware corporation
(the "Issuer").

	The address of the principal executive offices of ViaSat, Inc. is:
		655 El Camino Real
		Carlsbad, CA 92009

	The Reporting Persons previously reported their beneficial ownership on
	Schedule 13G (and amendments thereto) with respect to the Common Stock.


Item 2.     Identity and Background

(a)	This statement on Schedule 13D is jointly filed by and on behalf of FPR
	Partners, LLC ("FPR"), Andrew Raab, and Bob Peck (collectively, the "Reporting Persons"). The reported shares of Common Stock are held directly by certain limited partnerships, collectively, the "Funds". FPR acts as investment manager to the Funds and may be deemed to indirectly beneficially own securities owned by the Funds. Andrew Raab and Bob Peck are the Senior Managing Members of FPR and sole beneficial owners of FPR and may be deemed to indirectly beneficially own securities owned by FPR and the Funds. Each Fund has a general partner that, pursuant to an investment management agreement between such Fund and FPR, has delegated all investement and voting decisions with respect to securities held bysuch Fund to FPR. As a result, the Funds and their general partners disclaim all beneficial ownership over the shares of Common Stock held by the Funds for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and are not a reporting persons hereunder.
	Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

(b) 	The address of the principal office of each Reporting Person is
	199 Fremont Street, Suite 2500, San Francisco, CA 94105.

(c) FPR Partners, LLC is a registered investment advisor and is a limited liability company organized under the laws of the State of Delaware. Mr. Raab and Mr. Peck are United States citizens. The principal business of FPR is to serve as an investment advisor to and manage the investments of the Funds and certain other partnerships or limited liability companies. The principal occupation of each of Mr. Raab and Mr. Peck is to serve as Senior Managing Member of FPR.

(d)	During the last five years, none of the Reporting Persons has been
	convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)	During the last five years, none of the Reporting Persons has been
	a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	FPR Partners, LLC is a limited liability company organized under the
	laws of the State of Delaware.  Mr. Raab and Mr. Peck are US citizens.

Item 3.     Source and Amount of Funds or Other Consideration

	The securities of the Issuer as to which this schedule is filed were acquired by the Funds in the normal course of business.

	The source of funds used for the purchase of the Issuer's securities was the working capital of the Funds, including through the use of capital contributions from their respective investors.

Item 4.     Purpose of Transaction

	The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, management or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item
4 of Schedule 13D.


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CUSIP NO. 92552V100                                             Page 6 of 8
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      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer

	The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D, the information set forth in Items
2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

	(a),(b)	As of March 2, 2020, FPR Partners, LLC, is the owner of
6,831,134 shares of the Issuer's Common Stock. Such shares represent approximately 11.0% of the Issuer's outstanding shares of Common Stock, as calculated based upon the 62,129,258 shares outstanding as of January 24, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending December 31, 2019, filed with the Securities and Exchange Commission on February 10, 2020.

	(c)	During the sixty (60) days preceding the date of this report, the
Reporting Persons purchased the following shares of Common Stock in the open market:

	Please see Annex A attached hereto, which is incoporated in its entirety into this Item 5.


	(d)	Not Applicable

	(e)	Not Applicable


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CUSIP NO. 92552V100                                             Page 7 of 8
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer

The information contained Item 2 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits


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CUSIP NO. 92552V100                                             Page 8 of 8
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                                 SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2020

               /s/ Andrew Raab
               ----------------------------------------
               Andrew Raab


		/s/ Bob Peck
               ----------------------------------------
               Bob Peck

		/s/ Andrew Raab
               ----------------------------------------
               Senior Managing Member
	       FPR Partners, LLC